

Sarah E. Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Re: Blackstone Real Estate Income Fund
       File Numbers 811-22900 & 333-191736
       Blackstone Real Estate Income Fund II
       File Numbers 811-22907 & 333-191906
       Blackstone Real Estate Income Master Fund
       File Numbers 811-22908
       (each a "Fund" and together, the "Funds")

Dear Ms. Cogan:

On October 15, 2013 the Blackstone Real Estate Income Fund ("Real Estate Fund") filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). On October 25, 2013 the Blackstone Real Estate Income Fund II ("Real Estate Fund II") and Blackstone Real Estate Income Master Fund ("Master Fund") filed registration statements on Form N-2, under the Securities Act and the 1940 Act with respect to Fund II, and in the case of the master fund, under the 1940 Act only. The registration statements contain many blank spaces related to fees, costs and percentages; we will review each Fund's financial statements, expense table and other information submitted in subsequent amendments and may have comments regarding that information. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statements to which each comment relates.

The filings are similar in many respects and each registration statement filed under the Securities Act seeks to offer common shares on an initial and continuous basis. The filings also differ in certain respects, e.g., Blackstone Real Estate Income Fund II will offer two classes of shares, each in a separate prospectus (*see* the Advisor Class prospectus and the Institutional Class prospectus). In light of the similarity of the filings, we focused our review on the filing made by Blackstone Real Estate Income Fund. We have combined our comments regarding all three Funds in this correspondence; accordingly, a comment on disclosure that is substantially similar to information in any other filing applies to that other filing as well. Where appropriate, we identified comments applicable to Funds other than Blackstone Real Estate Income Fund.

We will review each Fund's financial statements and other information submitted in subsequent amendments and may have comments regarding that information. Our comments regarding the filings are set forth below.

General

1.   We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.

2.   Disclosure on the inside cover and elsewhere indicates that the Fund will use derivatives, including swaps. Please summarize in the front section, and disclose all material derivative investments. In this regard, s*ee* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

3.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- delete the header "Table of Content" appearing on each page,
- reformat the disclosures appearing in all capital letters on the page preceding the table of content, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold),
- delete the redundant disclosure under "Prospectus Summary – Repurchases," and such disclosure appearing in the second and third paragraphs of the disclosure on page 71 captioned "Determination of Net Asset Value," and lastly
- clarify the references to persons eligible to purchase fund shares, such persons being variously defined in the following four ways in this document: qualified client, Qualified Investor, Eligible Shareholder and Eligible Investor.

4.   Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payment of additional compensation to selling agents as discussed under the caption "Subscription for Shares – Distribution Arrangements." Indicate also whether FINRA aggregated such payments with the 3.00% sales load, payments under the Distribution and Service Plan and other or similar fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

5.   Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497. If the latter, advise the staff how the legal opinion and financial statements will be updated.

6.   Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

7.   At an appropriate place add the table regarding the effect of leverage on common stockholders required by Item 8.3 of Form N-2.

Prospectus

Table of Contents – Page i

8.   Appendix A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS should be added to the table of content listing. In addition, in light of disclosure regarding bond ratings appearing on page 31 and related disclosure elsewhere in the prospectus move Appendix B to the SAI to the prospectus.

PROSPECTUS SUMMARY
Leverage – Page 3

9.   Disclose that common shareholders bear all costs and expenses incurred by the Fund, including such costs and expenses associated with the any leverage incurred by the Fund.

Distributions; Automatic Dividend Reinvestment Plan – Page 8

10.   If appropriate, disclose that distributions may include a return of capital. Disclose the significance of such distributions including a discussion of the tax aspects of a return of capital, the effect on a shareholder's basis in the Fund and clear disclosure distinguishing a return of capital from income or capital gain.

        Disclosure under this caption discusses the reinvestment of distributions, but does not include disclosure regarding the Fund's dividend reinvestment plan. Accordingly, either add disclosure briefly describing the Fund's automatic dividend reinvestment plan or revise the sub-caption.

Fund Expenses

11.   Disclosure under this sub-caption indicates that the Fund is responsible for its own expenses, including finders, consulting, research, and investment-related due diligence (including related travel). Explain to the staff why these expenses are not born by the adviser.

Repurchases – Page 9

12.   Disclosure in the penultimate paragraph states that: "The Fund may effect a compulsory repurchase of all or a portion of a shareholder's Shares if the Board deems it advisable to do so." Explain to the staff the operation of this provision and the location of a fuller discussion of this policy. Provide cross reference to a more complete discussion of this policy.

Exculpation, Indemnification, etc. – Page 12

13.   With respect to this disclosure under this caption add disclosure which confirms that, in the event of any request to hold harmless or indemnify any person as permitted under §17(h) and (i) of the 1940 Act, including i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney's fees or other expenses the Fund will follow Commission policy regarding such matters, including such policy as set forth in Release No. **11330**. *See*, Investment Company Act Release No. **11330** (September 2, 1980).

Summary of Fees and Expenses – Page 20

14.   The first paragraph following the table in the example should be moved to the introductory paragraph of the fee table discussion.

Use of Proceeds – Page 23

15.   Add the substance of this discussion to the Prospectus Summary.

16.   The discussion under this sub-caption indicates that the proceeds of the offering may be invested within approximately three months following the termination of the initial offering but that it may take longer. If the delay stretches beyond three months, describe the reasons for and consequences of the delay. *See* Item 7.2 of Form N-2. If the offering last beyond three months, explain whether the Fund will begin investing the proceeds within three months of receipt? If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

Investment Objective and Strategies
Portfolio Investments
Other Investment Companies **- Page 30**

17.   Confirm that these investments will not include unregistered funds or pooled vehicles, including hedge or private equity funds, or add appropriate disclosure.

Reverse Repurchase Agreements **– Page 32**

18.	Disclosure in the first paragraph states that: "At the same time, the Master Fund agrees to repurchase the instrument at an agreed-upon time (normally within seven days, <u>or within thirty days if used as a primary source of leverage</u>) and price, which reflects an interest payment." Clarify that these transactions involve leverage, whether for seven or thirty days.

Risk Factors
Geographic Concentration – **Page 37**

19.	This caption and disclosure thereunder seems to indicate that the Fund intends to concentrate its investments geographically. If accurate, add an affirmative statement of the Fund's intention to invest in this manner and disclose this intent in the summary.

Concentrated CMBS Investments – Page 40

20.	Add the substance of the indicated disclosure as follows: "At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states or regions <u>or foreign countries</u>."

Management of the Fund
Incentive Fee - **64**

21.	In addition to the management fee the Fund pays the investment manager an incentive fee equal to 15% of the amount by which the Master Fund's Net Capital Appreciation for each Fiscal Period exceeds the balance of the loss carryforward account. Provide an example which illustrates how this rather complex incentive fee structure will operate in practice.

Expense Limitation Undertaking – Page 66

22.	The last two sentences of the first paragraph state the following: "The Investment Manager may discontinue its obligations under the Expense Limitation and Reimbursement Agreement at any time in its sole discretion <u>after the Investment Manager upon</u> appropriate notice to the Fund. This arrangement cannot be terminated prior to [ ] without the Board's consent." These sentences appear to conflict, please make appropriate revisions in this disclosure. Further, clarify the highlighted clause, a word or phrase seems to be missing.

Distribution Arrangements – Page 68

23.	Disclosure in the sixth paragraph states that the Fund has been granted an order permitting it to offer multiple classes. Our EDGAR system does not seem to reflect the granting of that order. Please explain to the staff the status of the Fund's application regarding this matter. Further, in light of the Fund's master-feeder arrangement explain why it has also chosen to operate in the multi-class structure.

Subscription for Shares
The Offering – Page 69

24.   Disclosure in the first paragraph states that: "Subsequent to the initial offering, Shares are expected to be offered on a continuous basis at their net asset value per share plus any applicable sales loads and may be purchased as of the first Business Day of <u>any</u> month, or at such other times as the Board may determine. During <u>any continuous offering</u>, Shares may be purchased only from selected broker-dealers or through the Distributor. <u>Any continuous offering, if commenced, may be discontinued at any time</u>." This policy would seem to permit the Fund to start and stop its continuous offerings at will. Please explain whether the Fund believes it may discontinue such offerings at will consistent with the requirements of Rule 415.

Repurchases and Transfers of Shares
Transfer of Shares – Page 75

25.   Disclosure in the third paragraph indicates that in subscribing for shares, a shareholder agrees to indemnify and hold harmless the Fund, the board, the investment manager, each shareholder and their affiliates against all losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement, joint or several, to which those persons may become subject by reason of any transfer or misrepresentation.   With respect to this policy, explain to the staff the following: i) is this policy typical for funds like the Fund, ii) in light of the Fund's Securities Act registration, what losses, claims, damages, liabilities etcetera are contemplated, and iii) would an assertion under this provision constitute an assessment under Rule 136 under the Securities Act.

APPENDIX A - SUPPLEMENTAL PERFORMANCE INFORMATION OF SIMILAR FUNDS – Page 1 (*See* Real Estate Fund and Institutional Class prospectus only)

26.   Use another means, not all caps, to make the first paragraph prominent.

Disclosure in the first paragraph indicates that the performance information is for certain funds managed by members of the Blackstone Real Estate Debt Strategies Team that have an investment program substantially similar to that of the Fund and the Master Fund. Disclosure at the beginning of the second paragraph states that the information is provided to illustrate the past performance of the BREDS team in managing two substantially similar funds. Explain to the staff whether the information reflects the performance of the same persons who managed the funds in the composite. Conform the two statements.

State whether the composite is compliant with CFA standards. If other than the standard SEC method is used to calculate the performance, state that fact and explain how it was calculated. The SEC standard average annual total return should be presented for only the 1, 5, and 10 year period, or the period since inception.

Disclosure in the second paragraph states the following: "See below for a description of another fund that from time to time may have a portfolio with substantial overlap with that of the Master Fund." If this disclosure is referring to something other than the two funds in the composite explain why the fund is referenced in the disclosure.

The last segment of this information is labeled "Historical Statistics." This information presents information for the period from 2008 through 2013. Revise this information as follows: i) clarify the period covered by the "partial" year referenced in the note, and ii) provide an introductory statement which explains what this information purports to represent, how it was calculated, and its source.

Statement of Additional Information

Table of Contents – Page i

27.   Revise the table by adding a financial statement line item and confirm that the Fund will include seed financial statements prior to seeking effectiveness.

FUNDAMENTAL INVESTMENT RESTRICTIONS – Page 1

28.   The Fund's concentration policy states that the Master Fund: "will concentrate its investments in the real estate finance industry, which <u>may</u> include CMBS, REITs, REIT-<u>like structures</u>, loans and <u>other</u> instruments that are secured by or otherwise have <u>exposure to</u>, real estate." Consider whether this formulation of the Fund's policy, particularly in light of the underlined words and clause, make it difficult to determine when or if the Fund is concentrated.

INVESTMENT OBJECTIVE AND TECHNIQUES
Derivative Instruments
Swap Agreements and Options on Swap Agreements **– Page 17**

29.   The Fund discloses that it may engage in total return swaps. In this connection, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Part C

30.   The undertaking required by Item 34.1 of Form N-2, which requires the suspension of an offering in the event of a 10% decline in net asset value, has not been included and it is noted that the undertaking is not applicable. Please explain your view on this matter to the staff.

Part C - Signatures

31.   The signature page of the filing must contain the signatures required by §6 of the Securities Act.

32.   Footnote 3 to the Master Fund's fee table sets forth a table that assumes no leverage. Unless the Fund discloses that it will not leverage during its initial year the table should be deleted.

        *   *   *   *   *   *   *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/Larry L. Greene
Larry L. Greene
Senior Counsel

Thursday, November 14, 2013